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Craft Beer
Lochiel Brewing

Brewery

7143 East Southern Avenue Suite 131
Mesa, AZ 85209
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INVESTMENT OPPORTUNITY
Lochiel Brewing is seeking investment to increase production to support bottling and distribution for increased product availability.
Generating RevenueExpanding Location
Early Investor Bonus: The investment multiple is increased to 1.7× for the next $100,000 invested.
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Business Overview

Lochiel Brewing was founded in May 2015 by Ian Cameron in Mesa, Arizona. We're a two-vessel 10-barrel full electric, brewhouse with several 7-barrel and 15-barrel fermenters and brite tanks focusing on the production of a range of Scottish-style beers.

The owner and brewmaster, Ian, is a deaf professional brewer and the sole owner with brewing experience stemming from over 15 years. He developed skills and knowledge by working in various engineering and business endeavors which provided the necessary skills to convert old time brews on modern stainless steel equipment and product commercialization.

The brews are made with a Scottish style, strong malt-forwardness. Read more

The Team
Ian Cameron
Owner / Head Brewer

The brewer is the person behind the magic of the brews.

Ian Cameron is a ninth-generation brewer of the Clan Cameron of Lochiel lineage from Scotland. While he was born in America, the Scottish touch still remains with him. Ian Cameron has been brewing since he was 10 years of age with root beer, and graduated to all grain brewing a few years later in his teens. Ian Cameron developed his professional brewing background working for some local breweries and in other states. He developed skills and knowledge by working in various engineering and business endeavors which provided the necessary skills to convert old time brews on modern stainless steel equipment and product commercialization.

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We've already done the uphill battle of brand recognition, the battle of reeducating people on how Scottish/Britis and Irish beers should taste. We have a heavy Scottish/Irish community here in Arizona. Many of which are traditionally loyal to the Clan Cameron family. I'm a direct descendent of the 19th Clan Chief, Donald Cameron of Lochiel from the Battle of Culloden in August 1745 and traditionally the current Chieftain for my region in North America. Arizona has a town called Lochiel, Arizona at the border of US/Mexico and it was founded by my distant cousin several times removed, Colin Cameron, who established the San Rafael Cattle Ranch that created all of south Arizona's economy for cities like Bisbee, Tombstone, and Tucson in the 1890s-1920s. That's how heavy my hereditary history is in Arizona.

I've already done the loyalty development and we've got the backing of multiple Scottish and Irish organizations that hold Highland games in all of Arizona and we're being asked to attend as a vendor in 2021 at no cost. This is huge as they move over 70 barrels of beer in one weekend in those events. Yes, 70 barrels. That's 2,170 gallons or 23,000 pints. In one weekend. If we charge $7 per, pretty standard, that's $161,000 we can make in one weekend and our cost to do this would only be $53,000. Talk about that profit margin. We have the capacity to produce 36 barrels of beer in 2 weeks at the moment. Our current challenge is that we don't have enough capital funds to support such a feat.

We will also use funds to get the bottling machine up and operational and bottling the two beers that we have become famous for, the Lochiel Scotch Ale, and the Narcocorrido Mexican Lager. The Scotch is a handed down recipe through several generations going as far back as the early 1700s in Scotland owned by the Lochiel branch (Chieftains and Nobles) of Clan Cameron. The Narcocorrido is a recipe I created to demonstrate my skills and show that I was worthy of the 9th generation brewer title with the Camerons.

 The 8th generation lives in Scotland, Ian Cameron (same name), and was the Head Brewer for Traquair House. If you look them up on Beeradvocate, you'll see it's also highly ranked in the world. Traquair House doesn't own the recipe. Camerons do. I have the original recipe and the knowledge of the process to produce as endowed as the 9th generation brewer. I'm the first generation to convert the old way of fermenting in wooden barrels which would take 6 months to do, in stainless steel modernized equipment and cutting down production time from 6-8 months to 4 weeks. We use the old way to sell premium product for a much higher price than Traquair ever did at ($8 a 11.5oz bottle). Traquair has a license to produce their "version" under consult of Ian Cameron in Scotland. It wouldn't be surprising if they asked me for continued consult eventually.

 I'm making headlines already... https://www.thrillist.com/drink/nation/every-state-in-the-usa-ranked-by-its-beer (look under Arizona).

 The only difference now is that the brewery is owned by a Cameron, not anybody else anymore. This is the resilience of the Camerons.

 I'm the first brewery owner in the state that owns 100% of the brewery with no debts. This is the only reason why the brewery was able to weather the pandemic without issue. That tells you what kind of footing this brewery has.

 Bottom line, this is a no brainer and will explode with the right capital. We have no debt. Everything is fully capitalized. There isn't going to be one step back and 3 forward. It's 4 steps forward as a result.

Below is an outline of how we plan to grow over the coming five years:

2021: $650,000-750,000 (picking up on bottling and increasing volume, more marketing)

2022: $700,000 – $1,000,000 (continued bottling, more volume, reintroduce keg distribution but using one-way PET kegs, recyclable at depletion)

2023: $900,000 – $1,500,000 (continued or increased bottling, increased volume [more tanks and bigger brewhouse], tap room expansion)

2024: $1,200,000 – $2,200,000 (increased bottling, increased volume [more tanks], increased keg distro)

2025: $1,500,000 – $3,000,000+ (increased bottling, increased keg distro)

This is a preview. It will become public when you start accepting investment.
Data Room
Investment Round Status

$50,000

TARGET

$250,000

MAXIMUM

This investment round closes on October 28, 2020.

Intended Use of Funds
Target Raise
Maximum Raise
Purchase of Raw Materials to Increase Production $47,000
Mainvest Compensation $3,000
Total $50,000
Summary of Terms
Legal Business Name LOCHIEL BREWING LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $100,000 invested
1.7×
Investment Multiple 1.5×
Business's Revenue Share 1%-5%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date January 1, 2028
Documents
2018 Balance Sheet
2018 Income Statement
2019 Balance Sheet
2019 Income Statement
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$626,121	$720,039	$900,049	$1,215,066	$1,640,339
Cost of Goods Sold	$46,700	$53,704	$67,130	$90,625	$122,343
Gross Profit	$579,421	$666,335	$832,919	$1,124,441	$1,517,996

EXPENSES

Rent	$31,200	$31,980	$32,779	$33,598	$34,437
Utilities	$10,320	$10,578	$10,842	$11,113	$11,390
Salaries	$53,520	$61,547	$76,933	$103,859	$140,209
Insurance	$5,928	$6,076	$6,227	$6,382	$6,541
Equipment Lease	$4,428	$4,538	$4,651	$4,767	$4,886
Repairs & Maintenance	$5,520	$5,658	$5,799	$5,943	$6,091
Legal & Professional Fees	$1,440	$1,476	$1,512	$1,549	$1,587
Entertainment	$1,152	$1,180	$1,209	$1,239	$1,269
Security System	$912	$934	$957	$980	$1,004
Licenses	$1,416	$1,451	$1,487	$1,524	$1,562
Operating Profit	$463,585	$540,917	$690,523	$953,487	$1,309,020

This information is provided by Lochiel Brewing. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Financial Condition

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Lochiel Brewing's fundraising. However, Lochiel Brewing may require additional funds from alternate sources at a later date.

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Lochiel Brewing to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Lochiel Brewing operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Lochiel Brewing and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Lochiel Brewing is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Lochiel Brewing might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Lochiel Brewing is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Lochiel Brewing nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Lochiel Brewing will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Lochiel Brewing is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Lochiel Brewing will carry some insurance, Lochiel Brewing may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Lochiel Brewing could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Lochiel Brewing's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Future Investors Might Have Superior Rights

If Lochiel Brewing needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Lochiel Brewing or management), which is responsible for monitoring Lochiel Brewing's compliance with the law. Lochiel Brewing will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Lochiel Brewing is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Lochiel Brewing fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Lochiel Brewing, and the revenue of Lochiel Brewing can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Lochiel Brewing to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

This information is provided by Lochiel Brewing. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
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